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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First MidAmerica Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3916 Sherman Avenue
(No. and Street)

St. Joseph, (City) Missouri (State) 64506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Hemke (816) 387-4400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See opinion included in annual audited report previously submitted.
(Name - if *individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAY 2 9 2007
WASH, D.C.
200
SECTION

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Hemke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First MidAmerica Investment Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


LELANIE R DELANEY
Notary Public - Notary Seal
State of Missouri
Commissioned for Buchanan County
My Commission Expires: November 14, 2010
Commission Number: 06544[illegible]

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDAMERICA INVESTMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
UNDER RULE 17A-5(D)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Subordinated borrowings at January 1, 2006	$ -
Increases:	
Issuance of subordinated note payable to majority stockholder	150,000
Decreases:	
None	-
Subordinated borrowings at December 31, 2006	$ 150,000



FIRST MIDAMERICA
INVESTMENT CORP

3916 Sherman Avenue
St. Joseph, MO 64506
tel 816.387.4400
fax 816.387.4404

May 25, 2007


SEC MAIL
RECEIVED
MAY 29 2007
WASH., D.C.
PROCESSING
200
SECTION

Mr. Bryan Varvel
Special Investigator
NASD
120 West 12th St, Suite 800
Kansas City, MO 64105

Dear Mr. Varvel:

Enclosed please find First MidAmerica Investment Corp.'s response to your letter dated May 10, 2007 requesting our firm's independent accountant's review of SEC Rule 17a-5(d)(2).

To meet compliance of the requirements of the Rule, Form X-17A-5 Part III Facing Page has been completed, signed and notarized and a Statement of Changes in Liabilities Subordinated to General Creditors was also completed.

Should you have further questions or requirements, please contact me @ 816-387-4400.

Sincerely,

Douglas Hemke
President

cc: Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Blvd, Suite 900
Chicago, IL 60604

SEC
100F Street NE
5th Floor ✓ X2
Washington, DC 20549

END